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15025872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 MM/DD/YY AND ENDING 12/31/2014 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First State Financial Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 East Columbia
(No. and Street)

Farmington (City) MO (State) 63640 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings Ristau & Associates P.C.
(Name – *if individual, state last, first, middle name*)

St. Louis Missouri
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 03 2015 REGISTRATIONS BRANCH 13

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First State Financial Management, Inc.:

We have audited the accompanying statement of financial condition of First State Financial Management, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First State Financial Management, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplemental schedules titled Schedule 1 – Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission;; and Schedule 3 – Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively referred to as the supplemental information) have been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming an opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 26, 2015

FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2014

ASSETS

Cash	$ 97,858
Money market fund with clearing organization	223,306
Notes receivable – officer and employee	36,435
Commissions receivable	125,992
Premises and equipment, net	228,378
Goodwill	1,532,096
Other assets	30,532
Total assets	$ 2,274,597

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 158,765
Deferred income taxes payable	16,422
Total liabilities	175,187
Commitments and contingencies	
Stockholder's equity:	
Common stock, $1 par value; 250,000 shares authorized, 100,000 shares issued and outstanding	100,000
Additional paid-in capital	315,000
Retained earnings	1,684,410
Total stockholder's equity	2,099,410
	$ 2,274,597

See accompanying notes to financial statements.